BY ELECTRONIC SUBMISSION

September 7, 2006

Kathleen Collins
Accounting Branch Chief
Office of Computers and On-Line Services
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

Subject:	Cognos Incorporated
Form 10-K for the Fiscal Year ended February 28, 2006
Filed August 1, 2006
Form 8-K Filed July 31, 2006
File No. 033-72402

Dear Ms. Collins:

This letter is being furnished in response to the comment contained in the letter dated August 31, 2006 (the “Letter”) from Kathleen Collins, the Accounting Branch Chief, of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Tom Manley, Senior Vice President Finance and Administration, of Cognos Incorporated (the “Company”). The comment and the Company’s response are set forth below.

Form 8-K Filed July 21, 2006

COMMENT

1.	Please refer to comment 1 in our letter dated August 7, 2006. We have reviewed your response and note in your proposed disclosure that, “From time to time, management may consider making other adjustments for expenses and gains that it does not consider reflective of core operating performance…” Explain what you mean by “core” operating performance and explain why excluding non-cash compensation and amortization of acquisition related intangible assets is indicative of the Company’s “core” operating performance. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your “core” operating performance.

RESPONSE

As discussed in our response dated August 25, 2006, management uses Non-GAAP measures to plan, monitor, evaluate and report its core operations. Management defines its core operating performance to be the revenues recorded in a particular period and the expenses incurred within that period which management has the capability of directly affecting in order to drive operating income. Non-cash compensation and amortization of acquisition-related intangible assets are excluded from the Company’s core operating performance because the decisions which gave rise to these expenses were not made to drive revenue in a particular period, but rather were made for the long term benefit of the Company over multiple periods. While strategic decisions, such as the decisions to issue stock-based compensation or to acquire a company, are made to further the Company’s long term strategic objectives and do result in income statement impacts under GAAP, these items affect multiple periods and management is not able to change or affect either item within any particular period. Therefore, management excludes these impacts in its planning, monitoring, evaluation and reporting of our underlying revenue-generating operations for a particular period.

Further, as stated in our response to the Staff dated August 25, 2006, the Company will continue to consider other adjustments for expenses and gains that do not meet this definition of core operating performance. For example, earlier today the Company announced a restructuring plan (and filed a related Current Report on Form 8-K) and has determined that it will exclude the charges relating to the restructuring from our Non-GAAP measures for our fiscal third quarter ending November 30, 2006 and fiscal year ending February 28, 2007.

In reaching this determination, management considered FAQs 8 and 9 of the Staff’s June 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQ”).   The Company considers FAQs 8 and 9 inapplicable to the adjustment for the restructuring charge because the Company has not incurred restructuring charges since 2002.  There is no “pattern” of prior restructuring charges within the meaning of FAQ 9 and the current restructuring charge can be considered “non-recurring” and “unusual” within the meaning of Item 10(e) of Regulation S-K because the last charge occurred more than two years ago and no similar charges are reasonably expected within the next two years.

Even if the current restructuring charges were not outside the “window” of Item 10(e), management would adjust for them in its Non-GAAP financial measures because they reflect a fundamental realignment of our business, including significant personnel reductions within higher levels of management.   The restructuring charges are therefore significantly different in magnitude and character from routine personnel adjustments that management makes when monitoring and conducting the Company’s core operations. The restructuring decision and related expenses are not related to operating performance for any particular period, and are not controllable by our operating managers in any particular period.  Instead, the restructuring is intended to align our business model and expense structure to our position in the market we are experiencing, and expect to experience, over the long term. The restructuring charges, like our stock-based compensation charges and amortization of acquisition-related intangible assets, will be excluded in management’s internal evaluations of our operating results and will not be considered for management compensation purposes. Management considers this supplemental information to be beneficial to shareholders because it shows the Company’s operating performance without the impact of charges that are largely unrelated to the performance of our underlying revenue-generating operations during the period in which the charges are recorded.  The Company’s Non-GAAP financial measures provide investors with the transparency necessary to evaluate our operating performance through the eyes of management.

We will enhance the disclosure submitted to the Staff on August 25, 2006 to include this definition of core operating performance and how any excluded items, including the restructuring charge referenced above, were not reflective of this core operating performance in our future Forms 8-K.

In connection with our response, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

_________________

Please telephone John Huber at (202) 637-2242 to discuss our responses to the Staff comment letter.

Yours truly,

COGNOS INCORPORATED

/s/ Tom Manley

Tom Manley
Senior Vice President, Finance & Administration
   and Chief Financial Officer

cc:	Patrick Gilmore, Staff Accountant W. John Jussup, General Counsel Kevin M. Barry, U.S. Securities Counsel Rob C. Scullion, Ernst & Young LLP